Media release

Senior management changes

24 May 2016

Rio Tinto has appointed Stephen McIntosh as the acting Group executive, Technology & Innovation to succeed Greg Lilleyman, who will leave the company after 25 years of service.

Stephen has been with Rio Tinto for almost 30 years working on projects in more than 45 countries spanning the A-Z of minerals and metals. Most recently, he was head of Exploration, leading a 450-strong global team of employees operating in 20 countries.

Prior to this, Stephen led Rio Tinto’s Project Generation Group for six years and transformed its activities to build a world-leading team of commodity, technical and ore body knowledge experts.

Rio Tinto chief executive Sam Walsh said “Stephen is a highly respected member of Rio Tinto’s senior leadership ranks and brings to his new role a breadth of experience across multiple commodities and geographies. For a long time now, our T&I function has provided a point of strategic differentiation for Rio Tinto and Stephen will spearhead the Group’s drive for further productivity improvement across the business.”

Greg has made a significant contribution to the development of our world-class Pilbara operations, where he has spent the majority of his time with the business. He also held senior operational roles in the Hunter Valley of NSW and Canada.

Sam Walsh said “Greg has had a long career with Rio Tinto and played an important role in the development of our industry leading Mine of the Future™ programme in our Pilbara iron ore operations and has led our productivity drive. We wish him well for the future.”

Stephen’s biography is available at www.riotinto.com/ExecutiveCommittee.

Stephen will join the Rio Tinto Executive Committee with immediate effect and retain the Exploration portfolio.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

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